FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Société Anonyme—Share Capital of EUR 2,014,844,806

Corporate Headquarters : 16, rue de la Ville l’Evêque—75008 PARIS

542 062 559 R.C.S. PARIS

NOTICE OF MEETING

Shareholders of SUEZ are convened to attend the Combined Annual and Extraordinary General Meeting called on Tuesday, April 15, 2003, at 9.00 a.m. at the Corporate Headquarters, 16, rue de la Ville l’Evêque—75008 Paris (France).

It is probable that the quorum requirements will not be met at this General Meeting. If this is the case, the Meeting will be re-convened on Friday, April 25, 2003, at 2.30 p.m., at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris (France).

AGENDA

A.	Deliberating as an Ordinary General Meeting

•	Board of Directors’ Report

•	Auditors’ Reports

•	Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

•	Appropriation of earnings and declaration of the dividend

•	Vote on the Auditors’ Report on related party transactions

•	Approval of the fiscal year 2002 consolidated financial statements

•	Renewal of the term of office of two Directors

•	Appointment of a Director

•	Authorization to trade in the Company’s shares

B.	Deliberating as an Extraordinary General Meeting

•	Authorization granted to the Board of Director to reduce the share capital of the Company by cancelling shares

•	Powers to carry out decisions and perform formalities

DRAFT RESOLUTIONS

* * *

A.	RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution –	Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors’ and Auditors’ Reports, approve the transactions which took place in fiscal year 2002 and the Company financial statements for the year ended December 31, 2002, as presented.

Second Resolution –	Appropriation of earnings and declaration of the dividend

Shareholders, deliberating as an Ordinary General Meeting and noting that net income for the year is EUR 736,841,539.00 and retained earnings EUR 1,513,556,931.59, approve the following appropriation of these sums, representing a total of EUR 2,250,398,470.59, recommended by the Board of Directors:

		EUR

—	Dividend per the bylaws of 5% of the par value on 1,004,017,602 fully paid-up shares	100,401,760.20

—	Additional dividend on the 1,007,422,403 shares outstanding	614,527,665.83

—	Tax credit	300,007,519.00

—	Retained earnings	1,235,461,525.56

		2,250,398,470.59

Consequently, shareholders set the net dividend for fiscal year 2002 at EUR 0.71 per fully paid-up share, plus a tax credit of EUR 0.355, giving a total gross dividend per share of EUR 1.065.

For the 1,004,017,602 fully paid-up shares, this net dividend of EUR 0.71 per share comprises the dividend per the bylaws of EUR 0.10 and an additional dividend of EUR 0.61.

As the 3,404,801 shares not fully paid up are only entitled to the additional dividend of EUR 0.61 and a tax credit of EUR 0.305, the gross dividend payable to these shares is EUR 0.915 per share.

Dividends shall fall due for payment on Friday, May 2, 2003, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

Fiscal year	Number of shares receiving dividends	Distribution (in EUR millions)	Net dividend (in EUR)	Tax credit (in EUR)	Gross dividend (in EUR)

1999	956,735,160	574.0	0.60	0.30	0.90

2000	981,374,850 shares fully paid-up	647.7	0.66	0.33	0.99

	5,011,830 shares not fully paid-up	2.8	0.56	0.28	0.84

2001	985,306,648 shares fully paid-up	699.6	0.71	0.355	1.065

	4,817,150 shares not fully paid-up	2.9	0.61	0.305	0.915

Third Resolution –	Auditors’ Report on Related Party Transactions

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors’ Report on related party transactions falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution –	Approval of the fiscal year 2002 consolidated financial statements

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ and Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2002 as presented.

Fifth Resolution –	Renewal of the term of office of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Jacques Lagarde, as member of the Board of Directors, for a period of four years.

Mr. Jacques Lagarde’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the financial statements for fiscal year 2006.

Sixth Resolution –	Renewal of the term of office of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mrs. Anne Lauvergeon, as member of the Board of Directors, for a period of four years.

Mrs. Anne Lauvergeon’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the financial statements for fiscal year 2006.

Seventh Resolution –	Appointment of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Antonio Brufau to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Antonio Brufau’s term of office shall expire at the end of the Annual Ordinary General Meeting held to approve the financial statements for fiscal year 2006.

Eighth Resolution –	Authorization to trade in the Company’s shares

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Commission des Opérations de Bourse, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, for the following purposes, in order of priority:

•	the stabilization of the stock market price of Company’s shares by systematic counter-trend interventions,

•	their acquisition and sale depending on market conditions,

•	their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•	their retention as part of the financial management of share capital and assets,

•	their allotment or sale to current or former Group employees or the implementation of stock-option plans,

•	their transfer, sale or exchange as part of financial transactions.

In accordance with the following terms and conditions :

•	the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed EUR 3,6 billion,

•	the maximum purchase price is set at EUR 36 and the minimum selling price at EUR 12. However, where it is decided to implement the options offered by the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supercedes that granted by the seventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B.	RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Ninth Resolution –	Authorization granted to the Board of Directors to reduce the share capital of the Company by cancelling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by cancelling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period;

This authorization is granted for a period of eighteen months from the end of this General Meeting; it cancels and replaces the former authorization granted by the eleventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

•	Shareholders confer full powers on the Board of Directors to:

–	perform such share capital reductions,

–	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

–	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

–	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Tenth Resolution –	Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

*

*    *

All shareholders will be eligible to participate in the Meeting irrespective of the number of shares they own.

Shareholders may also appoint their spouse or another shareholder as proxy.

However, shareholders can only attend or be represented at the Meeting if they have previously been identified as:

–	holders of registered shares, by registering their shares in custody only or managed accounts with Crédit Agricole Investor Services/CT, no later than one day prior to the date of the Meeting, or

–	holders of bearer shares, by having a certificate filed with the financial institution or broker with which the shares are recorded, stating that their shares are non-transferable. The certificate must be filed with the Crédit Agricole Investor Services/CT (Securities Management Department) no later than one day prior to date of the Meeting.

Requests by shareholders, who have justified the ownership or representation of the fraction of common stock required by law, for draft resolutions to be included in the agenda, should be sent to the corporate headquarters by registered letter with acknowledgement of receipt no later than ten days following the publication of this notice (articles 128 and 130 of the March 23, 1967 decree).

A proxy or mail voting form will be sent directly by Crédit Agricole Investor Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of the Notice of Meeting by writing to Crédit Agricole Investor Services/CT. Requests should be made by registered letter with acknowledgement of receipt to the Service Assemblées, (General Meeting Department) of Crédit Agricole Investor Services/CT—128-130, boulevard Raspail – 75288 Paris Cedex 06 no later than six days prior to the date of the Meeting.

The Board of Directors

DELIVERING THE ESSENTIALS OF LIFE

Combined Annual and Special General Meeting

Friday, April 25, 2003 at 2:30 p.m.*

At the Palais des Congrès - 2 Place de la Porte Maillot - Paris 17th - France

SUEZ shareholders,

To be able to attend the General Meeting, you must block your shares with your investment advisor, so they cannot be transferred, at least one day before the date of the meeting if you hold bearer shares**.

If you request him to do so, your investment advisor will block you shares as of April 24, 2003 at the latest. You can ask your investment advisor for an admission card and the information documents along with a form enabling you to vote by mail or by proxy. He will have these by the first week in April 2003. To receive the admission card at your home before the Meeting, please take into account the time needed to receive mail. Otherwise, you can obtain your admission card from the Crédit Agricole Investor Services/C.T. at the meeting place itself.

The agenda for this Meeting and the resolutions which will be submitted to a vote will be published in the BALO of March 14, 2003.

(*)  The General Meeting convened for April 15, 2003 is not expected to reach the required quorum. SUEZ shareholders are therefore invited to attend the Combined Annual and Special General Meeting on April 25.

(**)  If your shares are registered in your name, you do not need to do this.

www.suez.com	Club Actionnaires SUEZ - 16, rue de la Ville L’Evêque - 75383 Paris cedex 8 - France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 14, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary